                                Exhibit 10(b)(2)

                           First Quarterly Report 2002

--------------------------------------------------------------------------------

See attachment.

Note: Philips' first Quarterly Report 2002 is incorporated by reference in this report on Form 20-F.

         Report on the performance of the Philips Group


-        all amounts in millions of euros unless otherwise stated
-        the quarterly data included in this report are unaudited
- financial reporting is changed to US GAAP - last year's figures have been restated


         1ST QUARTERLY REPORT
         APRIL 16, 2002




         PHILIPS REPORTS A NET PROFIT OF EUR 9 MILLION IN THE FIRST QUARTER OF 2002


o NET PROFIT OF EUR 9 MILLION, HELPED BY HIGHER MARGINS AND MUCH IMPROVED RESULTS AT UNCONSOLIDATED COMPANIES

o        COST REDUCTION PROGRAMS ARE ON-TRACK

o        ONGOING IMPROVEMENTS IN SUPPLY CHAIN MANAGEMENT

o        NET DEBT : GROUP EQUITY RATIO OF 28:72

o        US GAAP APPLIED




         The first quarter 2002


         SALES IN THE SEMICONDUCTORS AND COMPONENTS SECTORS OF ROYAL PHILIPS ELECTRONICS SHOWED AN IMPROVING TREND DURING THE QUARTER. LIGHTING EXPERIENCED LOWER SALES DUE TO DIFFICULT MARKET CONDITIONS. SALES AT MEDICAL SYSTEMS GREW STRONGLY AS A RESULT OF ACQUISITIONS. GROUP SALES WERE 7% LOWER THAN THE FIRST QUARTER OF 2001 WHEN MARKETS WERE STILL STRONG.

         PHILIPS REALIZED A NET PROFIT OF EUR 9 MILLION (EUR 0.01 PER SHARE) VERSUS EUR 93 MILLION (EUR 0.07 PER SHARE) IN THE FIRST QUARTER OF 2001. THE COST REDUCTION PROGRAMS ARE ON-TRACK; SO FAR ANNUALIZED SAVINGS OF APPROXIMATELY EUR 130 MILLION HAVE BEEN REALIZED, NOT INCLUDING THE COST SYNERGIES AT MEDICAL SYSTEMS. IMPROVED MARGINS IN VARIOUS BUSINESSES HAD A POSITIVE IMPACT ON FIRST QUARTER'S INCOME FROM OPERATIONS COMPARED TO THE FOURTH QUARTER OF LAST YEAR. HIGHER PENSION COSTS NEGATIVELY AFFECTED GROUP INCOME FROM OPERATIONS IN THE FIRST QUARTER WITH APPROXIMATELY EUR 150 MILLION. RESULTS RELATING TO UNCONSOLIDATED COMPANIES IMPROVED SIGNIFICANTLY, WITH LG.PHILIPS LCD IN PARTICULAR MAKING A STRONG CONTRIBUTION OF EUR 37 MILLION COMPARED TO A LOSS OF EUR 25 MILLION LAST YEAR (EXCLUDING AMORTIZATION OF GOODWILL). AS A RESULT OF IMPROVED SUPPLY CHAIN MANAGEMENT AND REDUCED CAPITAL EXPENDITURES THE NET DEBT : GROUP EQUITY RATIO CAME TO 28:72.

Gerard Kleisterlee, Philips' President and CEO:

"It seems that the worst slump in recent business history is behind us now, and that we begin to see the start of a new upturn in the business cycle. We are encouraged by the improved performance in many of our businesses, especially in Semiconductors and Components, supported by a record Q1 performance at DAP, strong sales growth at Medical Systems, and good performance at CE in Europe. Our cost reduction programs are beginning to pay off and should pick-up speed in the second half of the year, when the cost synergies at Medical Systems start to make an impact. Our balance sheet provides us with a solid foundation for the transformation Philips is undergoing, and through strict capital management and diligent control of costs and investments, we plan to keep it strong."

Net income excluding special items
----------------------------------------------------------
in millions of euros unless otherwise stated

                                       Q1              Q1
                                      2002            2001
                                      -----           ----

As published                              9             93
  per common share in euros -
  basic                                0.01           0.07

Special items:
  Affecting income from
  operations                             58            (52)
  Affecting financial income
  and expenses                           67              0
  Affecting results from
  unconsolidated companies              (91)            (5)
  Taxes related to special
  items                                 (15)            25
                                       ----           ----

Excluding special items                 (10)           125
  per common share in euros -
  basic                               (0.01)          0.10


Group sales and composition of changes (%)
----------------------------------------------------------
in millions of euros unless otherwise stated

                                       Q1              Q1
                                      2002            2001
                                      -----           ----

Philips group sales                   7,598          8,208
% change from the previous
year:
Nominal change                           (7)            (1)
   Consolidation changes                  4              0
   Currency effects                       1              3
Comparable change                       (12)            (4)
  Prices                                 (7)            (6)
  Volume                                 (5)             2


Sales by sector
----------------------------------------------------------
in millions of euros unless otherwise stated

                                                     % change
                                                --------------------
                        Q1           Q1                       compa-
                       2002         2001        nominal       rable
                       ----         ----        -------       ------

Lighting               1,228        1,295           (5)           (7)
Cons Electronics       2,200        2,685          (18)          (13)
DAP                      454          440            3             3
Components               506          934          (46)          (11)
Semiconductors         1,010        1,420          (29)          (30)
Medical Systems        1,664          824          102            10
Miscellaneous            536          610          (12)          (14)
                       -----        -----        -----         -----

Philips group          7,598        8,208           (7)          (12)

* adjusted for changes in currencies and consolidations

Group sales and income

In general, the first quarter of the year seems to confirm that markets are bottoming out, and inventory corrections have stopped, but overall market conditions are still fragile. The US economy is showing some positive signs, including a recovery of consumer and business confidence to pre-September 11 levels. Economic conditions in Europe were slightly weaker, caused by lower exports. The economies in Latin America remained depressed as the turmoil in Argentina and weakness in Brazil affected the whole region. Business conditions in Asia Pacific are developing very well, with China and Korea standing out.

Sales in the first quarter came to EUR 7,598 million, a decrease of 7% over a year ago. Changes in the group portfolio on balance had a positive effect of 4%, driven by the newly acquired companies at Medical Systems. Price erosion declined from 9% in the fourth quarter of 2001 to 7% in the first quarter of 2002. The decline in sales volume versus last year occurred mainly in the more cyclical sectors Consumer Electronics, Components and Semiconductors. Sales at Medical Systems continued to grow strongly, while sales at Domestic Appliances and Personal Care (DAP) rose by 3%. Lighting sales were negatively affected by lower demand in Luminaires and difficult market conditions in Latin America.

Income from operations for the first quarter of 2002 came to a profit of EUR 73 million (1.0% of sales) and included special items totaling a positive EUR 58 million:

o a EUR 40 million currency translation gain from the liquidation of certain Components activities in Japan;

o        a EUR 40 million gain related to sale of the CRT glass activities;

o        a gain of EUR 33 million related to real-estate transactions;

o        acquisition related charges at Medical Systems of EUR 22 million;

Income from operations
----------------------------------------------------------
in millions of euros

                                        Q1            Q1
                                       2002          2001
                                       ----          ----

Income from operations
  excluding special items and
  amortization of goodwill               15           410

Special items                            58           (52)

Amortization of goodwill                  0           (45)
                                       ----          ----

Income from operations                   73           313


Income from operations by sector
----------------------------------------------------------
in millions of euros

                                        Q1            Q1
                                       2002          2001
                                       ----          ----

Lighting                                152           202
Consumer Electronics                     45           (99)
DAP                                      65            53
Components                               19           (77)
Semiconductors                         (103)          231
Medical Systems                          27             1
Miscellaneous                           (49)           21
Unallocated                             (83)          (19)
                                       ----          ----

Philips group                            73           313


Results relating to unconsolidated companies
----------------------------------------------------------
in millions of euros

                                        Q1            Q1
                                       2002          2001
                                       ----          ----

Results excluding special
items and amortization of
goodwill                                 72            (5)

Special items                           (91)           (5)

Amortization of goodwill                (24)          (63)
                                        ---           ---

Total                                   (43)          (73)


o disentanglement costs of EUR 10 million related to the sale of the fax business to Sagem S.A.;

o restructuring charges of EUR 23 million, notably in the Optical Storage business of Components.

Income from operations, when adjusted for special items and amortization of goodwill, decreased from EUR 410 million in 2001 to EUR 15 million in 2002, reflecting the still difficult business conditions, compared with the first quarter last year. Increased pensions costs, predominantly due to reduction of pension credits in the Netherlands, negatively affected group income in the first quarter by approximately EUR 150 million.

Income from operations of a loss of EUR 103 million at Semiconductors decreased by EUR 334 million compared to the first quarter of last year, but improved by almost EUR 124 million (excluding special items) compared to the fourth quarter of last year. The improvement at Consumer Electronics of EUR 144 million was mainly related to the new business model for mobile phones and related special charges of EUR 74 million recorded last year, as well as improved results at CE outside the U.S.

Financial income and expenses amounted to a net expense of EUR 20 million and included a gain of EUR 67 million related to the sale of a portion of ASML securities. The net interest expenses increased by EUR 36 million due to a higher debt level, but were almost offset by foreign exchange gains.

Income taxes are based on an effective rate of 21%, excluding the aforementioned gain on the sale of ASML shares, which is not taxable.

Philips' results relating to unconsolidated companies amounted to a loss of EUR 43 million in the first quarter, versus a loss of EUR 73 million last year. Results relating to unconsolidated companies, excluding special items and goodwill amortization, improved strongly. Philips' share of restructuring charges at LG.Philips Displays amounted to EUR 91 million.

Results relating to unconsolidated companies
(excluding special items and amortization of
goodwill)
---------------------------------------------------
in millions of euros

                             Q1            Q1
                            2002          2001
                            ----          ----

SSMC                         (16)          (23)

LG.Philips LCD                37           (25)

LG.Philips Displays            1           --

Others                        50            43
                             ---           ---
Total                         72            (5)



As the results related to Atos Origin are reported on a three-month delay basis, amortization of goodwill of EUR 24 million referring to the fourth quarter of 2001 was included.

Results from LG.Philips LCD were encouraging due to rising demand and price increases in recent months. LG.Philips Displays achieved a break-even result, excluding special items. The CRT market, in general, although still difficult, especially with pressure from the LCD products, has stabilized.

                                  [Bar chart]


                      Cash flow from operating activities
                              in millions of euros

        Q1 2001     Q2 2001     Q3 2001     Q4 2001       Q1 2002
        -------     -------     -------     -------       -------
           -349        -250         160       1,687           -54


                                  [Bar chart]


                          Inventories as a % of sales

        Q1 2001     Q2 2001     Q3 2001     Q4 2001       Q1 2002
        -------     -------     -------     -------       -------
           15.6        16.0        14.9        13.3          14.0


                                  [Bar chart]


                           Net debt and group equity
                              in billions of euros


                      Q1 2001     Q2 2001     Q3 2001     Q4 2001       Q1 2002
                      -------     -------     -------     -------       -------
Group equity             22.5        21.8        19.0        19.4          18.5
Net debt                  4.5         5.3         6.9         7.0           7.2

net debt:
 group equity ratio

                        17:83       20:80       27:73       26:74         28:72


Cash flows and financing

The first quarter 2002 generated a cash outflow from operating activities of EUR 54 million, approximately EUR 300 million better than the first quarter of last year. Improvements came entirely from the improved working capital management.

Inventories as a percentage of sales were 14.0% compared to 15.6% in the first quarter of 2001. All sectors contributed strongly. The cash conversion cycle showed continued improvements.

Cash used for investing activities of EUR 187 million in this quarter was EUR 648 million lower than in the first quarter of last year. The largest cash outflow came from a EUR 120 million final settlement payment to LGE for the CRT joint venture transaction. In addition, approximately EUR 100 million cash was used for a planned capital increase to SSMC and the Ishoni investment at Semiconductors. The partial sale of ASML securities resulted in a cash inflow of EUR 72 million. Capital expenditures for the quarter amounted to EUR 225 million and were reduced significantly compared to the level of EUR 753 million in last year's first quarter. Disposals of properties resulted in a cash inflow of EUR 219 million.

Due to both the lower working capital and the lower investments, cash flow before financing was EUR 241 million negative, which represented an improvement of EUR 943 million compared with the first quarter of 2001.

The net debt : group equity ratio came to 28:72 compared to 26:74 at the end of 2001. Net debt increased by EUR 248 million in the first quarter of 2002, mainly due to financing needs for investing activities. Group equity decreased in the same quarter by EUR 889 million and was negatively impacted by the dividend payable, amounting to EUR 459 million, and a fair-value adjustment for certain financial assets of EUR 482 million.

                                  [Bar chart]



                                   EMPLOYEES
                       position at the end of the quarter
                                   thousands

             Q1 2001     Q2 2001     Q3 2001     Q4 2001     Q4 2002
             -------     -------     -------     -------     -------
             219,399     212,390     191,545     188,643     186,090


The market value of our investments in publicly quoted companies, as of March 31, 2002, exceeded book value by EUR 10.3 billion. The market value of certain securities (particularly Vivendi Universal) is currently below cost. If this situation continues, it could lead to impairment in the second half of 2002.

Employment

At the end of March 2002, the number of employees was 186,090, a decrease of 2,553 over the position as per end December, 2001. Excluding portfolio changes of 218, staffing levels were reduced by 2,335. The reduction was particularly strong at Consumer Electronics.

Lighting: key data
------------------------------------------------------------------
in millions of euros unless otherwise stated

                                            Q1                Q1
                                           2002              2001
                                           ----              ----

Sales                                      1,228             1,295
Sales growth
  % increase, nominal                         (5)                6
  % increase, comparable                      (7)                3

Income from operations                       152               202

IFO excluding special items and
amortization of goodwill:                    151               204
  in % of sales                             12.3              15.8

Net operating capital (NOC)                2,002             2,116

Number of employees (FTEs)                47,741            48,387


Consumer Electronics: key data
------------------------------------------------------------------
in millions of euros unless otherwise stated

                                            Q1                Q1
                                           2002              2001
                                           ----              ----

Sales                                      2,200            2,685
Sales growth
  % increase, nominal                        (18)              (5)
  % increase, comparable                     (13)              (7)

Income from operations                        45              (99)

IFO excluding special items and
amortization of goodwill:                     52              (22)
  in % of sales                              2.4             (0.9)

Net operating capital (NOC)                  677            1,632

Number of employees (FTEs)                26,526           35,829


DAP: key data
------------------------------------------------------------------
in millions of euros unless otherwise stated

                                            Q1               Q1
                                           2002             2001
                                           ----             ----

Sales                                        454              440
Sales growth
  % increase, nominal                          3               15
  % increase, comparable                       3                1

Income from operations                        65               53

IFO excluding special items and
amortization of goodwill:                     67               56
  in % of sales                             14.8             12.7

Net operating capital (NOC)                  705              742

Number of employees (FTEs)                 9,420           10,209

Sales and income from operations per sector

Sales in the Lighting sector dropped by 5%, partly due to the transfer of its battery activity to Consumer Electronics. Sales in Asia Pacific continued their positive trend. North American sales levels were maintained, in spite of a weak market. Sales in Latin America were adversely affected by the poor economic environment. The lower European turnover was entirely caused by lower sales in Luminaires, where market conditions are difficult. Automotive Lighting continued to show growth. Focused cost management, as well as the normal seasonal effect in the first quarter, supported an increase of the IFO margin over the fourth quarter of 2001 by 2.1%, to 12.3%.

The sales decline in Consumer Electronics amounted to 18%, and was caused by weaker performance of the Audio and VCR activities. The redesigned GSM business and the refocused strategy for set-top boxes, together with a weak set-top box market, led to sales declines.

TV, DVD and CE Accessories showed growth.
Improvement in income from operations versus last year was mainly caused by the new business model for mobile phones and an insurance payout of EUR 16 million. Last year included a write-off in mobile phones for an amount of EUR 74 million as a special item.

Consumer Electronics in North America was still loss making, however, the European activities performed well. License income amounted to EUR 73 million, EUR 25 million lower than last year. This decline in income came from expiration of certain patents related to CD, only partly compensated by higher license income related to DVD. Certain activities, previously part of Digital Networks, now reported under Miscellaneous, had a loss of EUR 7 million in the first quarter of 2001.

Sales of Domestic Appliances and Personal Care continued to develop with impressive growth of the Cool Skin shaver range, the Senseo coffee machine and the Sonicare toothbrush. Despite adverse developments in the Latin

DAP: key data
------------------------------------------------------------------
in millions of euros unless otherwise stated

                                             Q1                Q1
                                            2002              2001
                                            ----              ----

Sales                                        506               934
Sales revenues                               556             1,332
Sales growth
  % increase, nominal                        (46)              (22)
  % increase, comparable                     (11)              (19)

Income from operations                        19               (77)

IFO excluding special items and
amortization of goodwill:                    (47)              (77)
  in % of segment revenues                  (8.5)             (5.8)
  in % of sales                             (9.3)             (8.2)

Net operating capital (NOC)                  407             2,621

Number of employees (FTEs)                14,206            42,851


Components: special items in Q1 2002
------------------------------------------------------------------
in millions of euros

o     A charge for restructuring at Optical Storage            (14)

o     A gain related to the sale of CRT glass activity          40

o     A currency translation gain from the liquidation
      of certain Components activities in Japan                 40
                                                              ----
Total special items                                             66

Semiconductors: key data
------------------------------------------------------------------
in millions of euros unless otherwise stated

                                             Q1                Q1
                                            2002              2001
                                            ----              ----

Sales                                      1,010             1,420
Segment revenues                           1,143             1,592
Sales growth
  % increase, nominal                        (29)               16
  % increase, comparable                     (30)                4

Income from operations                      (103)              231

IFO excl. special items and
amortization of goodwill:                   (103)              243
  in % of segment revenues                  (9.0)             15.3
  in % of sales                            (10.2)             17.1

Net operating capital (NOC)                4,704             5,369

Number of employees (FTEs)                32,741            37,160



American region and downscaling in Japan, the overall sales growth totaled 3%.

Income from operations came to a first quarter record level of EUR 65 million, traditionally a seasonally weak quarter. The IFO margin (excluding special items and goodwill amortization) increased by 2.1% to 14.8%.

Sales in the Components sector, excluding the deconsolidation of Display Components, were 11% lower than the first quarter of 2001. A positive trend, however, was seen during the quarter particularly in Mobile Display Systems and Optical Storage. Mobile Display Systems gained 3% market share in volume terms to 24%, and saw some minor price increases.

Income from operations, excluding special items and amortization of goodwill, was a loss of EUR 47 million, which was a sequential improvement of EUR 97 million, coming from almost all businesses. Certain activities, previously part of Components had a loss of EUR 3 million in the first quarter of 2001 and are now reported under Miscellaneous.

Semiconductor sales showed positive sequential growth of 7% in the first quarter and utilization rates improved to 50% by the end of March. Improvements were largely visible in the standard analogue businesses and in display-related products. The latter increased because of stronger demand for display drivers.

Income from operations, although negative, benefited from the higher utilization rates, cost reductions and lower price erosion (9%). Demand from end-markets appears to be picking up, but we remain cautious about the full year outlook. This was reflected in the relatively low level of capital expenditure of EUR 47 million in the first quarter. The book-to-bill ratio for the first quarter was
1.3 compared to 0.9 in the fourth quarter of last year.

Medical Systems: key data
---------------------------------------------------------------
in millions of euros unless otherwise stated

                                           Q1              Q1
                                          2002            2001
                                         ------          ------
Sales                                     1,664             824
Sales growth
  % increase, nominal                       102              44
  % increase, comparable                     10               6

Income from operations                       27               1

IFO excluding special items and
amortization of goodwill:                    49              48
  in % of sales                             2.9             5.8

Net operating capital (NOC)               5,593           2,830

Number of employees (FTEs)               31,105          19,788

Miscellaneous: key data
---------------------------------------------------------------
in millions of euros unless otherwise stated

                                           Q1              Q1
                                          2002            2001
                                         ------          ------
Sales                                       536             610
Sales growth
  % increase, nominal                       (12)            (32)
  % increase, comparable                    (14)             (9)

Income from operations                      (49)             21

IFO excluding special items and
amortization of goodwill:                   (71)            (23)
  in % of sales                           (13.2)           (3.8)

Net operating capital (NOC)                 548             731

Number of employees (FTEs)               19,616          18,993

Unallocated: key data
---------------------------------------------------------------
in millions of euros unless otherwise stated

                                           Q1              Q1
                                          2002            2001
                                         ------          ------
  Corporate and regional
  overheads                                 (68)            (83)

  Pensions                                   (7)             56

  Other                                      (8)              8
                                         ------          ------

Income from operations                      (83)            (19)

Number of employees (FTEs)                4,735           6,182



The strong sales increase in Medical Systems (102%) is mainly attributable to the new acquisitions of Agilent Healthcare Solutions Group (HSG) and Marconi Medical Systems. In addition, the increase in sales was particularly strong in Magnetic Resonance and X-Ray.

Special items amounting to EUR 22 million related to the integration costs of the new acquisitions. A provision of EUR 14 million was taken for the risk exposure related to Argentina. A non-recurring adjustment of EUR 12 million for material related costs impacted results unfavorably. Initial results of synergy effects to reduce the cost structure are expected in the second half of the year.

Sales in Miscellaneous were down by 12% compared with the first quarter 2001. The reduction is mainly attributable to lower sales at Philips Enabling Technologies Group, Philips Business Communications, and Assembleon, although sales were stable compared to the fourth quarter 2001.

Special items mainly related to:

o        disentanglement costs of EUR 10 million for the fax business;

o a gain on the sale of properties, mainly in Italy, totaling EUR 33 million.

No gain was taken on the sale-and-lease-back transactions in Eindhoven, in accordance with US GAAP.

Income from operations at Unallocated amounted to a loss of EUR 83 million in 2002 compared to a loss of EUR 19 million in 2001. The negative variance was mainly caused by the lower pension credits in The Netherlands and higher pension costs predominantly in the U.S., partly offset by an 18% reduction in corporate and regional overhead costs.

Outlook


In general, we see some of our markets strengthening, and economic conditions around the world improving to a degree. We expect that the Semiconductor and Components divisions will show further improvements. We see a stronger market for LCD, in particular, although markets in telecommunications and especially IT remain subdued. In addition, our Lighting business is facing difficult market conditions.

Since the third quarter of 2001, margin improvements and cost management have been the main drivers for improved results. During the remainder of the year, we will maintain a cautious stance on costs, capital expenditure, working capital and employment. We will continue to be selective with new investments, and be vigilant in maintaining a strong balance sheet.


Amsterdam, April 16, 2002


Board of Management









'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

            STATEMENTS OF INCOME

            all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Consolidated statements of income

                                                           January to March                   January to March
                                                                 2002                               2001
                                                      -------------------------          ---------------------------
Sales                                                                     7,598                                8,208

Cost of sales                                                            (5,229)                              (5,616)
                                                                     ----------                           ----------

GROSS MARGIN                                                              2,369                                2,592

Research and development expenses                           (759)                              (825)

Selling expenses                                          (1,254)                            (1,143)

General and administrative expenses                         (341)                              (333)

Restructuring and other charges                              (23)                               (86)
                                                      ----------                         ----------
                                                                         (2,377)                               (2,387)

Other income (expenses) - net                                                81                                   108
                                                                     ----------                            ----------

Income (loss) from operations                                                73                                   313

Financial income and expenses:
- Interest                                                  (102)                               (66)
- Other                                                       82                                (18)
                                                      ----------                         ----------
                                                                            (20)                                  (84)
                                                                     ----------                            ----------

Income before taxes                                                          53                                   229

Income taxes                                                                  3                                   (56)
                                                                     ----------                            ----------
Income after taxes                                                           56                                   173

Results relating to unconsolidated companies                                (43)                                  (73)

Minority interests                                                           (4)                                   (7)
--------------------------------------------                         ----------                            ----------

NET INCOME                                                                    9                                    93

INCOME FROM OPERATIONS
  as a % of sales                                                           1.0                                   3.8
  as a % of net operating capital (RONA)                                    2.0                                  10.9

Weighted average number of common
  Shares outstanding (in thousands):
  (after deduction of treasury stock)

o basic                                                               1,274,920                             1,282,674
o diluted                                                             1,283,694                             1,293,705

NET EARNINGS PER COMMON SHARE IN EUROS:
o basic                                                                    0.01                                  0.07
o diluted                                                                  0.01                                  0.07

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from Dutch GAAP. The application of US GAAP ensures that the company's financial position is stated on a basis that is best understood by the global financial markets and is applied by a majority of the industry peers. Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 91 million in the first three months of 2002, compared to a profit of EUR 106 million in the same period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR 0.07 in January-March 2002 compared to a profit of EUR 0.08 last year. The most important deviation, is caused by the fact that goodwill is no longer amortized under US GAAP as from January 1, 2002 but instead tested for impairment. Furthermore, results from sale and lease-back transactions are recognized only proportionally during the terms of the lease under US GAAP, whereas under Dutch GAAP these results would have been realized in full.

            BALANCE SHEETS AND ADDITIONAL RATIOS

            all amounts in millions of euros unless otherwise stated




----------------------------------------------------------------------
Consolidated balance sheets

                                                      2002               2001              2001
                                                    March 31,          Dec. 31,           March 31,
                                                    ---------          ---------          ---------

Cash and cash equivalents                                 773                890                907
Securities                                                859                692                840
Receivables                                             6,302              6,154              6,517
Inventories                                             4,452              4,290              5,905
Unconsolidated companies                                7,752              7,552              6,599
Other non-current financial assets                      2,131              2,789              3,443
Non-current receivables                                 3,413              3,596              2,657
Property, plant and equipment                           7,489              7,718              9,612
Intangible assets - net                                 5,563              5,521              3,382
--------------------------------------              ---------          ---------          ---------
TOTAL ASSETS                                           38,734             39,202             39,862

Accounts payable and other liabilities                  8,168              8,234              8,205
Dividend payable                                          459                 --                462
Debt                                                    7,997              7,866              5,394
Provisions                                              3,637              3,740              3,338
Minority interests                                        199                202                483
Stockholders' equity                                   18,274             19,160             21,980
--------------------------------------              ---------          ---------          ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             38,734             39,202             39,862

RATIOS
Stockholders' equity,                                  18,274             19,160             21,980
  per common share in euros                             14.32              15.04              17.17

Inventories as a % of sales                              14.0               13.3               15.6
Outstanding trade receivables, in months' sales           1.7                1.5                1.6
Net debt : group equity ratio                           28:72              26:74              17:83

Number of common shares
  outstanding at the end of period

o shares in thousands                               1,275,847          1,274,172          1,280,198

Stockholders' equity determined in accordance with Dutch GAAP amounted to EUR 17,962 million as of March 31, 2002 compared to EUR 18,274 million under US GAAP.

The most important deviations, compared to US GAAP, are:

- securities available for sale, valued at cost or structurally lower net realizable value under Dutch GAAP, whereas under US GAAP these securities are valued at market price and changes in the unrealized gains or losses are accounted for directly in stockholders' equity.

- goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

            STATEMENTS OF CASH FLOWS

            all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Consolidated statements of cash flows *

                                               January to March
                                            -----------------------
                                             2002             2001
                                            ------           ------
Cash flows from operating
activities:
Net income                                       9               93
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Depreciation and amortization                  496              588
Net gain on sale of investments               (180)             (84)
(Income) loss from
  unconsolidated companies (net of
  dividends received                            43              131
Minority interests (net of
   dividends paid)                               4                7
Decrease (increase) in working
   capital                                    (438)            (810)
Increase in non-current
  receivables                                  198               87
Increase in provisions                        (121)            (173)
Other items                                    (65)            (188)
----------------------------------          ------           ------

NET CASH USED FOR OPERATING
  ACTIVITIES                                   (54)            (349)

Cash flows from investing
  activities:
Purchase of intangible assets
  (software)                                   (38)             (31)
Capital expenditures on
  property, plant and equipment               (225)            (753)
Proceeds from disposals of
  property, plant and equipment                219               27
Proceeds (purchase) from the
  sale of securities and other
  non-current financial assets                  76               (4)
(Purchase of business) proceeds
  from sale of business                       (219)             (74)
----------------------------------          ------           ------

NET CASH USED FOR INVESTING
  ACTIVITIES                                  (187)            (835)

CASH FLOWS BEFORE FINANCING
  ACTIVITIES                                  (241)          (1,184)

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

            all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Consolidated statements of cash flows (continued)*


                                                   January to March
                                                -----------------------
                                                 2002             2001
                                                ------           ------

CASH FLOWS BEFORE FINANCING
ACTIVITIES                                        (241)          (1,184)

Cash flows from financing
activities:
Increase in debt                                    80            1,108
Treasury stock transactions                         23             (162)
------------------------------                  ------           ------

NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                       103              946

DECREASE IN CASH AND CASH
  EQUIVALENTS                                     (138)            (238)
Effect of changes in exchange rates
  and consolidations on cash positions              21               56
Cash and cash equivalents at
  beginning of the period                          890            1,089
------------------------------                  ------           ------

CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                        773              907




* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

            all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Consolidated statements of changes in stockholders' equity

                                                                           January to March 2002
                                    ----------------------------------------------------------------------------------------------
                                                                        Accumulated other comprehensive
                                                                                   income (loss)
                                                                   ------------------------------------------
                                               Capital                                                                     Total
                                              in excess                         Available    Minimum    Cash   Treasury    stock-
                                    Common      of par   Retained  Translation   for sale    pension    flow    shares    holders'
                                     stock      value    earnings  differences  securities  liability  hedges   at cost   equity
                                    -------   ---------  --------  -----------  ----------  ---------  ------  --------   --------
Balance as of January 1, 2002           263         13    20,403       (766)        566        (18)        (7)   (1,294)   19,160
Net income                                                     9                                                                9
Net current period change                                                48        (433)                   (1)               (386)
Reclassifications into income                                           (40)        (49)         7                            (82)
                                                         -------    -------     -------    -------    -------             -------
TOTAL COMPREHENSIVE INCOME (LOSS)                              9          8        (482)         7         (1)               (459)
Dividend payable                                            (459)                                                            (459)
Purchase of treasury stock                                                                                          (22)      (22)
Re-issuance of treasury stock                        5                                                               45        50
Stock options accrual                                4                                                                          4
                                    -------    -------   -------    -------     -------    -------    -------   -------   -------
Balance as of March 31, 2002            263         22    19,953       (758)         84        (11)        (8)   (1,271)   18,274
                                    =======    =======   =======    =======     =======    =======    =======   =======   =======

            PRODUCT SECTORS

            all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Segment revenues and income from operations


                                                                     January to March
                             ----------------------------------------------------------------------------------------------------
                                              2002                                                 2001
                             --------------------------------------        ------------------------------------------------------
                                             Income (loss) from                                      Income (loss) from
                                                  operations                                             operations *
                                             ----------------------                        --------------------------------------
                                                           as % of                                       before          as % of
                             Segment                       segment         segment         US GAAP     amortization      segment
                             Revenues        amount        revenues        revenues        basis         goodwill        revenues
                             --------        ------        --------        --------        ------      ------------      --------


Lighting                       1,235            152            12.3          1,307            202            204            15.6
Consumer Electronics:
   Mainstream CE               2,060             (7)           (0.3)         2,445           (157)          (157)           (6.4)
   Digital Networks               80            (21)          (26.3)           203            (40)           (40)          (19.7)
   Licenses                       84             73            86.9             92             98             98           106.5
                              ------         ------         -------         ------         ------         ------         -------
                               2,224             45             2.0          2,740            (99)           (99)           (3.6)

DAP                              459             65            14.2            446             53             56            12.6
Components                       556             19             3.4          1,332            (77)           (77)           (5.8)
Semiconductors                 1,143           (103)           (9.0)         1,592            231            243            15.3
Medical Systems                1,665             27             1.6            824              1             27             3.3
Miscellaneous                    642            (49)           (7.6)           664             21             23             3.5
Unallocated                                     (83)                                          (19)           (19)
                              ------         ------                         ------         ------         ------
Total                          7,924             73                          8,905            313           358
Intersegment revenues           (326)                                         (697)
                              ------                                        ------
SALES                          7,598                                         8,208
INCOME FROM OPERATIONS
  AS A % OF SALES                                                 1.0                        3.8                             4.4


* For the sake of comparison with 2002, income from operations 2001 is also reported before amortization goodwill.

            PRODUCT SECTORS AND MAIN COUNTRIES

            all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------------
Sales and total assets

                             Sales (to third parties)              Total assets
                             ------------------------        -------------------------
                                 January to March              2002            2001
                               2002            2001          March 31,       March 31,
                              ------          ------         ---------       ---------

Lighting                       1,228           1,295           2,954           3,076
Consumer Electronics           2,200           2,685           3,181           4,346
DAP                              454             440           1,082           1,116
Components                       506             934           4,226           5,795
Semiconductors                 1,010           1,420           8,382           9,450
Medical Systems                1,664             824           7,955           4,052
Miscellaneous                    536             610           3,196           3,389
Unallocated                                                    7,758           8,638
---------------------         ------          ------          ------          ------
TOTAL                          7,598           8,208          38,734          39,862




--------------------------------------------------------------------------------------
Sales and long-lived assets

                             Sales (to third parties)           Long-lived assets *
                             ------------------------        -------------------------
                                 January to March              2002            2001
                               2002            2001          March 31,       March 31,
                              ------          ------         ---------       ---------
Netherlands                      380             385           1,736          1,941
United States                  2,257           2,071           6,993          5,190
Germany                          585             709             656            733
France                           443             480             298            495
United Kingdom                   366             438             202            346
China                            533             639             499            909
Other countries                3,034           3,486           2,668          3,380
---------------------         ------          ------          ------         ------
TOTAL                          7,598           8,208          13,052         12,994


*    Includes proporty, plant and equipment and intangible assets-net.

                          PHILIPS QUARTERLY STATISTICS

 all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                    2001                                             2002
                            -------------------------------------------------     ------------------------------------------
                               1st           2nd          3rd          4th          1st        2nd         3rd        4th
                             quarter       quarter      quarter      quarter      quarter     quarter     quarter    quarter
                            --------      --------     ---------     --------     --------    --------   ---------   --------

Sales                        8,208         7,682         7,187        9,262        7,598
  % increase                    (1)          (16)          (23)         (16)          (7)

Income (loss) from
operations before
  amortization
  goodwill                     358          (704)         (462)        (407)          73
  as % of sales                4.4          (9.2)         (6.4)        (4.4)         1.0
  % increase                     .             .             .            .          (80)

Income (loss) from
operations                     313          (745)         (505)        (458)          73
  as % of sales                3.8          (9.7)         (7.0)        (4.9)         1.0
  % increase                     .             .             .            .          (77)

Net income (loss)               93          (770)         (736)      (1,062)           9
  % increase                     .             .             .            .          (90)
  per common share in
  euros                       0.07         (0.60)        (0.57)       (0.84)        0.01

                            January-      January-     January-      January-     January-    January-   January-    January-
                             March         June        September     December      March        June     September   December
                            --------      --------     ---------     --------     --------    --------   ---------   --------

Sales                        8,208        15,890        23,077       32,339        7,598
  % increase                    (1)           (9)          (14)         (15)          (7)

Income (loss) from
operations before
  amortization
  goodwill                     358          (346)         (808)      (1,215)          73
  as % of sales                4.4          (2.2)         (3.5)        (3.8)         1.0
  % increase                     .             .             .            .          (80)

Income (loss) from
operations                     313          (432)         (937)      (1,395)          73
  as % of sales                3.8          (2.7)         (4.1)        (4.3)         1.0
  % increase                     .             .             .            .          (77)
  as a % of net operating
  capital (RONA)              10.9          (6.9)         (9.3)        (9.3)         2.0

Net income (loss)               93          (677)       (1,413)      (2,475)           9
  % increase                     .             .             .            .          (90)
  as a % of stockholders'
  equity (ROE)                 2.1          (7.1)         (9.8)       (11.9)         0.2
  per common share in
  euros                       0.07         (0.53)        (1.10)       (1.94)        0.01

                                              period ending 2001                                 period ending 2002
                              -----------------------------------------------    -----------------------------------------------

Inventories as % of sales     15.6          16.0          14.9         13.3         14.0
Average collection period
  of trade receivables
  in months' sales             1.6           1.7           1.7          1.5          1.7
Net debt : group equity
ratio                        17:83         20:80         27:73        26:74        28:72

Total employees (in
thousands)                     219           212           192          189          186




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